Exhibit 99.2

Copy of Resolutions of Boards of Trustees

Concerning Joint Fidelity Bond

Rule 17g-1(g)(1)(ii)(b) – Copy of the resolution of a majority of the board of trustees who are not “interested persons” of Parnassus Funds and Parnassus Funds II approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Parnassus Funds:

MINUTES OF REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES

(Excerpts Relating to Renewal of Fidelity Bond at June 24, 2026 Regular Board Meeting)

Following this discussion, upon a motion duly made and seconded, and unanimously carried, it was:

“…FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, hereby approves the renewal of the Joint Fidelity Bond (the “Joint Fidelity Bond”) issued by Chubb Group, as presented to the Board, with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Five Million ($5,000,000.00); and

FURTHER RESOLVED, that for the Joint Fidelity Bond covering the Adviser and the Funds, the Adviser shall pay 25% of the premiums, with the balance to be allocated among the Funds in accordance with their respective net assets; and

FURTHER RESOLVED, that the form and amount of the Joint Fidelity Bond coverage and the payment of the premium to be paid by each Trust thereunder is approved after consideration of all factors deemed relevant by the Board, including a majority of the Independent Trustees, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond and the amount of the premium of such Joint Fidelity Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Trust is less than the premium each Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the Trusts shall renew their joint Allocation Agreement with the Adviser, in substantially the form presented to the Board at this meeting and with such changes as may be deemed necessary by the officers of the Trusts, upon the advice of counsel, to be effective as long as the Trusts and the Adviser maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Trusts and the Adviser, then each of the Trusts shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Trust would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1 under the 1940 Act, and both the Trusts and the Adviser shall be entitled to recover the entire face amount of the Joint Fidelity Bond, but should the loss be more than the amount of the Joint Fidelity Bond, then the Trusts shall receive their pro-rata recoveries before the Adviser receives any reimbursement; and

FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds based upon their relative net assets as of the end of the previous fiscal year.